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Exhibit 21.1

Subsidiaries of SICOR Inc.

Subsidiary Corporation	Percentage Owned	Place of Incorporation
Gensia Development Corporation	100%	Delaware
Gensia Sicor Pharmaceuticals, Inc	100%	Delaware
Gensia Sicor Pharmaceutical Sales, Inc.	100%	Delaware
Gensia Automedics, Inc.	19%	Delaware
Metabasis Therapeutics, Inc.	20%	Delaware
Genchem Pharma Ltd.	100%	Delaware
Aramed, Inc.	20%	Delaware
Rakepoll Holding B.V.	100%	The Netherlands
Gatio Investments B.V.	100%	The Netherlands
Biotechna U.A.B.	100%	Lithuania
SICOR-Società Italiana Corticosteroidi S.p.A.	100%	Italy
Diaspa S.p.A.	100%	Italy
Sicor de México, S.A. de C.V.	100%	Mexico
Lemery, S.A. de C.V.	100%	Mexico
Inmobiliaria Lemery, S.A. de C.V.	100%	Mexico
Lemery Desarrollo y Control, S.A. de C.V.	100%	Mexico
Sicor de Latinoamérica, S.A. de C.V.	100%	Mexico
Zetesis S.p.A.	50%	Italy

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  Exhibit 21.1
Subsidiaries of SICOR Inc.